Issued on behalf of RELX PLC and RELX NV
27 July 2017

RELX Group announces the appointment of Suzanne Wood as a Non-executive Director

RELX Group announces today the appointment of Suzanne Wood as a Non-executive Director of RELX NV and RELX PLC with effect from 26 September 2017, subject to shareholder approval at an Extraordinary General Meeting of RELX NV to be held that day. She will also be appointed a Non-executive Director of RELX Group plc.

Ms Wood is currently the Group Finance Director of Ashtead Group plc, a FTSE 100 international company which specialises in renting construction and industrial equipment. From 2003 until her appointment as Finance Director in 2012, Ms Wood was Chief Financial Officer of Ashtead Group’s largest subsidiary, Sunbelt Rentals Inc in the US. Previously, she also served as Chief Financial Officer of two US publicly-listed companies, Oakwood Homes Corporation and Tultex Corporation. Ms Wood, who is a US citizen, is a Chartered Accountant and trained with PricewaterhouseCoopers LLP, where she started her career.

Commenting on the appointment, Anthony Habgood, Chairman said:

“I would like to welcome Suzanne to RELX Group. With more than 30 years’ experience in senior finance roles in the US and UK, and financial experience at Board level in publicly-listed companies on both sides of the Atlantic, Suzanne will be a valuable addition to our Boards. Suzanne’s appointment continues RELX Group’s ongoing evolution of its Boards and I look forward to her joining us later in the year.”

In accordance with Listing Rule 9.6.13 (1) to (6) Ms Wood has advised that Oakwood Homes Corporation, of which she was Chief Financial Officer, filed a plan of reorganisation under Chapter 11 of the US Bankruptcy Code in 2002. There are no additional details to disclose under Listing Rule 9.6.13 (1) to (6) in respect of the appointment of Ms Wood.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors)	Paul Abrahams (Media)
	+44 (0)20 7166 5751	+44 (0)20 7166 5724

Notes to Editors
About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX.The total market capitalisation is approximately £32bn/€36bn/$42bn.